DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

January 19, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:   Edward M. Kelly, Esq.

Dear Sirs:

Re:	Degaro Innovations Corp. (the "Registrant")
Pre-effective Amendment No. 1 to Registration Statement on Form S-1
Filed December 14, 2010
File No. 333—169770

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated December 22, 2010 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on December 13, 2010. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 ("Amendment No. 2") to the Registration Statement.

The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant's responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Registrant's responses below correspond to the page numbers in Amendment No. 1.

General

1.

We considered the response to prior comment 1 and note the "presently" qualification language. We continue to believe for the reasons stated previously that Degaro Innovations' proposed business is commensurate in scope with the uncertainty associated with a blank check company. Please revise the registration statement to comply with Rule 419.

Response:

     The Registrant again respectfully disagrees with the Commission’s insistence that the Registrant is a black check company. According to the language of Rule 419, a blank check company: “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…” To our knowledge the Commission has never defined what “a specific business plan” entails. Typically, if the Commission believes that a business plan requires additional specificity, it provides detailed comments to guide the registrant in making the required disclosure. Accordingly, the Registrant requests the Commission to provide authority issued by the Commission which provides either a definition of “specific” in the context of Rule 419, or which allows for an analysis of the registrant’s current business plan to determine whether that plan complies with any parameters as to specificity.

We note further that we have revised the registration statement to remove the qualifying word, “presently”, in reference the registrant’s intention not to engage in any merger or acquisition with an unidentified company or other entity, although we note that removal of “presently” in the context of disclosure written in the present tense does not alter the effective meaning or implications of the information already provided. We also draw the Commission’s attention to the exclusive distribution agreement between the Registrant and Shenzhen Commonpraise Co., Ltd, entered into on January 6, 2011, which is described in Amendment No. 2 and incorporated therein as exhibit no. 10.1.

2.

We considered the response to prior comment 3. If Degaro Innovations wishes to rely on Rule 415(a)(l)(i) for this transaction as a secondary offering, it should reduce significantly the size of this offering relative to the number of outstanding shares held by non-affiliates and, in your response, give consideration to the factors addressed in Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules available on the Commission's website at http://www.sec.gov.

Response: The Registrant takes exception to the Commission’s stipulation that the offering must be reduced in order to be made in reliance on Rule 415(a)(1)(i). The Registrant has previously disclosed the following information with regards to the secondary nature of the offering:

  the selling shareholders are not affiliates of the registrant;
  there are no material relationships between the selling shareholders and the Registrant or its sole officer and director;
  the Registrant will receive no proceeds from the offering and there are no agreements or arrangements among the Registrant and any selling shareholder to that effect;
  none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer;
  the selling shareholders have held the shares since June 10, 2010.

In addition to the above listed factors, we confirm that none of the selling shareholders is in the business of underwriting securities. Accordingly, in light of the criteria for consideration described in item 612.09, the Registrant believes that the circumstances surrounding the offering do not reasonably lead to the conclusion that any sellers are acting as a conduit for the issuer.

3.

We considered the response to prior comment 4. Given Degaro Innovations' limited operation to date, revise the disclosure throughout the filing to state that Degaro Innovations currently is a shell company. Further, please revise the related Rule 144 disclosure to reflect that Degaro Innovations currently is a shell company.

Response: We note that the Registrant has entered into an exclusive distribution agreement with its distributor, Shenzhen Commonpraise Co., Ltd. The agreement has been filed as Exhibited 10.1 of Amendment No. 2 to the registration statement and described therein. In light of the distribution agreement, which is evidence of the registrant’s operations, the Registrant requests the Commission to reconsider its classification of the Registrant as a shell Company

4.

Notwithstanding the response to prior comment 5 that copies of all sources relevant to the disclosure of statistics are enclosed with the response letter, we are unable to locate the copies. As requested previously, please provide us copies of all sources used for disclosure of statistics.

Response: We note that scanned copies of the sources relevant to the disclosure were electronically filed with our correspondence concerning Amendment No. 1 to the registration statement. The files are again included with this correspondence. Additionally, the registration statement disclosure contains up to date internet citations of all sources relied upon.

5.	Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements and corresponding financial information to comply with Rule 8-08 of Regulation S-X.

Exhibit 21.1

6.

Notwithstanding the response to prior comment 18 that the exhibit is filed with the amended registration statement, the exhibit is not filed with the amended registration statement. As requested previously, please file the exhibit in the next amendment to the registration statement.

Response: The exhibit has been filed accordingly.

Yours truly,

/s/ Sheryl Briscoe

Sheryl Briscoe